LATAM group's consolidated capacity grew by 15.9% in June compared to the same month of 2023

Operating statistics for June 2024
Santiago, July 8, 2024 - LATAM group's consolidated capacity grew by 15.9% in June compared to the same month of 2023. This growth was driven by a 25.2% increase in the international capacity and a 9.4% increase in the domestic capacity of the affiliates in Chile, Colombia, Ecuador, and Peru. Additionally, LATAM Airlines Brazil domestic capacity also performed well, with a 5.7% increase despite the indefinite closure of Porto Alegre airport due to flooding that occurred in May.
In terms of consolidated passenger traffic, measured in revenue - passenger kilometers (RPK), there was a 17.6% increase in June. This can be attributed to a 25.5% increase in the international demand, an 11.5% increase in the domestic demand of the affiliates in Chile, Colombia, Ecuador, and Peru, and an 8.6% increase in the domestic demand of LATAM Airlines Brazil.
As a result, the consolidated load factor in June reached 84.2%, representing a 1.2 percentage point increase compared to the same month of 2023. The international segment's load factor performed particularly well, reaching 85.4%.
Furthermore, in June alone, the group transported over 6.5 million passengers, a 10.3% increase compared to the same month of 2023. In the second quarter, the group transported 19.1 million passengers, an 11.7% increase compared to the same quarter of the previous year.
Regarding its cargo operations, in June 2024 LATAM group increased capacity, measured in available ton - kilometers (ATK), by 11.5% compared to June 2023, reaching 637 million available ton - kilometers.
Porto Alegre Airport Closure
Due to flooding in the state of Rio Grande do Sul, in southern Brazil, Salgado Filho International Airport in Porto Alegre (POA) closed indefinitely in May 2024. This forced LATAM Airlines Brazil to cancel all its operations at the airport, which represented an average of 24 daily frequencies as of the end of April 2024. Between May and June, the group has re-allocated 12% of that capacity to other markets, both domestic and international, and expects 100% of that capacity to be re-allocated to other airports or routes in August.
LATAM Airlines Brazil will resume operations in POA as soon as the airport reopens.
The following table summarizes the main operating statistics for the month, quarter, and year-to-date figures as of June for the main LATAM business segments:

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LATAM Airlines Group S.A.
Investor Relations                                                    1
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LATAM GROUP OPERATIONS	June			Year to Date			Second Quarter
	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,587	9,001	17.6%	63,486	52,637	20.6%	31,028	26,107	18.8%
DOMESTIC SSC (1)	1,750	1,570	11.5%	11,143	9,451	17.9%	5,232	4,644	12.7%
DOMESTIC BRAZIL (2)	3,138	2,889	8.6%	18,733	17,184	9.0%	9,144	8,304	10.1%
INTERNATIONAL (3)	5,699	4,543	25.5%	33,611	26,001	29.3%	16,652	13,159	26.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	12,570	10,843	15.9%	76,198	65,213	16.8%	37,737	32,476	16.2%
DOMESTIC SSC (1)	2,126	1,942	9.4%	13,682	11,753	16.4%	6,528	5,882	11.0%
DOMESTIC BRAZIL (2)	3,774	3,572	5.7%	23,310	22,066	5.6%	11,455	10,743	6.6%
INTERNATIONAL (3)	6,670	5,329	25.2%	39,205	31,394	24.9%	19,753	15,851	24.6%

PASSENGER LOAD FACTOR
SYSTEM	84.2%	83.0%	1.2p.p	83.3%	80.7%	2.6p.p	82.2%	80.4%	1.8p.p
DOMESTIC SSC (1)	82.3%	80.8%	1.5p.p	81.4%	80.4%	1.0p.p	80.1%	79.0%	1.2p.p
DOMESTIC BRAZIL (2)	83.1%	80.9%	2.3p.p	80.4%	77.9%	2.5p.p	79.8%	77.3%	2.5p.p
INTERNATIONAL (3)	85.4%	85.2%	0.2p.p	85.7%	82.8%	2.9p.p	84.3%	83.0%	1.3p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,505	5,897	10.3%	39,370	34,082	15.5%	19,135	17,128	11.7%
DOMESTIC SSC (1)	2,478	2,219	11.7%	15,137	12,719	19.0%	7,286	6,489	12.3%
DOMESTIC BRAZIL (2)	2,757	2,675	3.1%	16,666	15,541	7.2%	8,143	7,731	5.3%
INTERNATIONAL (3)	1,270	1,002	26.7%	7,566	5,822	30.0%	3,706	2,908	27.4%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	329	281	17.2%	2,060	1,791	15.1%	1,048	889	17.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	637	572	11.5%	3,906	3,464	12.8%	1,975	1,761	12.2%

CARGO LOAD FACTOR
SYSTEM	51.7%	49.1%	2.5p.p	52.8%	51.7%	1.1p.p	53.1%	50.5%	2.6p.p
(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 20 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations                                                    3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net